PRESS RELEASE

Banro Announces Year End 2014 Financial Results

Toronto, Canada – April 6, 2015 – Banro Corporation ("Banro" or the "Company") (NYSE MKT - "BAA"; TSX - "BAA") today announced its financial and operating results for the full year 2014 and fourth quarter 2014.

FINANCIAL HIGHLIGHTS

•	Record 2014 revenue of $125.4 million, a 12% increase over 2013 ($111.8 million); Q4 2014 revenue of $35 million, a 30% increase over the previous year’s quarter
•	Gross earnings from operations of $29.4 million, a 55% increase over 2013 ($19 million)
•	Twangiza EBITDA of $44.8 million vs 2013 of $34.3 million for a 31% improvement
•	$90+ million financing signed subsequent to year end

OPERATIONAL HIGHLIGHTS

•	Production increase by 19% to 98,184 ounces of gold in 2014 (82,591 ounces in 2013); 29,445 ounces in Q4 2014 (22,858 ounces in Q4 2013)
•	In 2014, 101,225 ounces of gold were sold at an average price of $1,239 (80,497 ounces of gold were sold at an average price of $1,389 per ounce in 2013)
•	2014 cash costs per ounce at Twangiza decreased 18% to $683 per ounce from $836 per ounce in 2013. AISC of $781 per ounce for full year 2014
•

Cash costs for Q4 were $592 per ounce as the Twangiza plant delivered 91% of steady state ounce production over a stabilized cost structure. The second half of 2014 cash cost of $605 per ounce showed strong evidence of consistent financial performance.

PROJECT HIGHLIGHTS

•	Namoya receives agglomeration drum on site in early January and continues to ramp up
•	Exploration focused on near mine resource opportunities and value creation to current operations

All dollar amounts in this press release are expressed in thousands of dollars and, unless otherwise specified, in United States dollars.

''Combined with Q1 2015 production, it is gratifying to receive three consistent quarters of production from Twangiza after the upgrade project at very competitive cash costs with the promise of incremental improvements as the operation optimizes at design capacity,” commented Banro CEO and President John Clarke.

The table below provides the summary of financial and operating results for the years ended December 31, 2014 and 2013 as well as the fourth quarter of 2014 and 2013.

(I) FINANCIAL

	Q4 2014	Q4 2013	Change %	2014	2013	Change %
Selected Financial Data
Revenues	35,178	27,022	30%	125,436	111,808	12%
Total mine operating expenses[1]	(24,782)	(23,661)	5%	(96,045)	(92,857)	3%
Gross earnings from operations	10,396	3,361	209%	29,391	18,951	55%
Net income	272	2,086	(87%)	320	1,630	(80%)
Basic net earnings per share ($/share)	0.00	0.01	(100%)	0.00	0.01	(100%)
Key Operating Statistics
Average gold price received ($/oz)	1,202	1,264	(5%)	1,239	1,389	(11%)
Gold sales (oz)	29,264	21,379	37%	101,225	80,497	26%
Gold production (oz)	29,445	22,858	29%	98,184	82,591	19%
All-in sustaining cost per ounce ($/oz)[2]	689	899	(23%)	781	1,067	(27%)
Cash cost per ounce ($/oz)[2]	592	813	(27%)	683	836	(18%)
Gold margin ($/oz)[2]	610	451	35%	556	553	1%
Financial Position
Cash and cash equivalents	1,002	4,452		1,002	4,452
Gold bullion inventory at market value[3]	2,834	6,281		2,834	6,281
Total assets	887,482	822,033		887,482	822,033
Long term debt	200,921	158,599		200,921	158,599

(1) Includes depletion and depreciation.
(2) All-in sustaining cost per ounce, cash cost per ounce and gold margin are non-IFRS measures. Refer to the non-IFRS measures section of this press release for additional information.
(3) This represents 2,350 ounces of gold bullion inventory shown at the December 31, 2014 closing market price of $1,206 per ounce of gold.

•

Revenues for the year ended December 31, 2014 were $125,436, a 12% increase compared to the prior year of $111,808. During 2014, ounces of gold sold increased by 26% to 101,225 ounces compared to sales of 80,497 ounces during 2013. The average gold price per ounce sold during 2014 was $1,239 compared to an average price of $1,389 per ounce obtained during 2013. Revenues for the fourth quarter of 2014 were $35,178 compared with revenue of $27,022 for the fourth quarter of 2013.

•

Mine operating expenses, including depletion and depreciation, for the year ended December 31, 2014 were $96,054 compared to the prior year of $91,739. The increase in costs was due to increased milling throughput of 33%, for a total of 1,358,726 tonnes, following the commissioning of the plant upgrade and the completion of the sheltered Run-of-Mine (“ROM”) Pad sheltered storage. These costs were partially offset by lower mining tonnes moved to achieve planned ore production. Mine operating expenses, including depletion and depreciation, for the fourth quarter of 2014 were $24,782 compared to $23,661 for the same period in 2013. Production costs for the fourth quarter of 2014 were $17,316 compared to $17,379 in the fourth quarter of 2013.

•

Gross earnings from operations for the year ended December 31, 2014 was $29,391, and $20,069 for 2013. The 12% higher gold sales with only a corresponding 3% increase in mine operating expenses translated into improved gross margins to 23%. The gross earnings increase was partially offset by the decrease in revenue per ounce, pushing the overall gold margin per ounce downward from $574 per ounce in 2013 to $535 per ounce in 2014.

•

Cash costs per ounce on a production basis for 2014 were $683 per ounce of gold (compared to $836 per ounce of gold for 2013). Cash costs for 2014 were lower than the prior year as a result of increased mine and plant productivity as Twangiza progressed forward towards steady state production levels and normalized production costs in line with life of mine expectations during the second half of the year. Cash costs per ounce for the fourth quarter of 2014 were $592 compared to $813 in the fourth quarter of 2013. Refer to the non-International Financial Reporting Standards (“IFRS”) measures section of this press release for additional information.

•

During the second half of 2014 (“H2”), the Twangiza operations reached operating levels consistent with steady state production levels. Costs at the increased productivity levels remained consistent with those incurred during the first half of 2014 (“H1”), contributing to a decrease in cash costs per ounce of 23%.

•

All-in sustaining costs declined in the current year to $781 per ounce (compared to $1,067 per ounce of gold for 2013) driven by lower cash costs and lower levels of sustaining capital expenditures in the period.

•

In February 2015, the Company signed definitive agreements for a financing transaction of up to $100 million (refer to subsequent events below). With the completion of these transactions, the Company expects to extinguish certain debt instruments which would result in the long-term debt of the Company returning to levels consistent with December 31, 2013.

(II) OPERATIONAL - TWANGIZA

•	During 2014, Twangiza recorded one loss time injury (“LTI”) in the first quarter and subsequently progressed through the remainder of the year with no incidents noted, achieving over 5 million LTI free hours.

•

During 2014, the plant at the Twangiza Mine processed 1,358,726 tonnes of ore (compared to 1,023,981 tonnes during 2013) achieving 80% of the design capacity for the year, but 90% of design capacity in H2 of 2014 as the plant expansion increasing the capacity from 1.3 million tonnes per annum (“Mtpa”) to 1.7 Mtpa was completed in the second quarter. Ore was processed at an indicated head grade of 2.70g/t Au (compared to 2.98 g/t Au during 2013) with a recovery rate of 83.0% (compared to 83.8% during 2013) to produce 98,184 (compared to 82,591 during 2013) ounces of gold.

•

The Run-of-Mine (“ROM”) Pad sheltered storage area was completed prior to the commencement of the rainy season in the third quarter, providing 40,000 tonnes of dry material storage capacity to ensure the availability of sufficient tonnes of acceptable moisture content to the processing plant. This upgrade contributed to the throughput levels achieved during the year and is expected to continue to secure the improved throughput of the processing plant.

•

Through the third quarter of the year, site management focused on securing ore delivery and throughput levels along with the completion of the plant upgrade. Following the achievements made in the third quarter on these priorities, site management’s focus moved from the expansion mode to delivering incremental operational efficiencies.

(III) MINE UNDER CONSTRUCTION – NAMOYA

Mine Under Construction - Investment	2014	Change	2013
	($000's)	(%)	($000's)
Additions[1]	77,055	(54%)	166,978
Balance as at December 31	414,258	23%	337,203

(1) 2014 net of pre-commercial revenue of $21,687.

•

During 2014, the Namoya Mine produced 18,282 ounces of gold from a total of 565,350 tonnes of ore, stacked and sprayed on the heap leach pads and processed through the Carbon-In-Leach (“CIL”) circuit, at an indicated head grade of 2.13 g/t Au.

•

At the Namoya Mine, following the completion of construction of the hybrid gravity/CIL and heap leach processing plant in the second quarter of 2014, wet commissioning identified that the CIL circuit was hampered by the quantity of fines content in the ore, as it exceeded the design capacity. Management, along with internal expertise and external consultants, evaluated the issues identified. The Company determined that the optimal plan of action was through the acquisition of an agglomeration drum to run the mine as an agglomerated heap leach operation while pursuing options to best utilize the CIL plant to process the fines material. An agglomeration drum was procured in the fourth quarter of 2014 and installed in January 2015.

•

With the commissioning of the agglomeration drum in the first quarter of 2015, Namoya’s focus is on ore delivery in order to increase the stacking rate towards commercial levels as well as optimizing the stacking process with the agglomerated heap leach in order to improve percolation and gold extraction. Management will continually assess the optimal utilization of the CIL circuit as ongoing ore extraction enhances expectation with respect to fines content and the heap leach circuit is optimized.

(IV) EXPLORATION

•

Throughout 2014, as the Company focused on the development at Namoya and incremental operational achievements at Twangiza, exploration activities were limited to low level exploration and ground maintenance activities in the Twangiza Regional (Mufwa), Kamituga, Lugushwa and Namoya projects. Exploration activities mainly involved geological mapping, channel and trench sampling, rock chips sampling, limited orientation IP survey work as well as the analysis of geological results from field work carried out in prior periods.

(V) CORPORATE DEVELOPMENT

•

In February 2014, the Company completed a $40 million financing through a non-brokered private placement (the "Private Placement") involving the issuance of preferred shares of two of the Company's subsidiaries. The preferred shares issued under the Private Placement pay an 8% cumulative preferential cash dividend, payable quarterly, and mature on June 1, 2017. At the option of the holders and at any time before the maturity date, the holders will be entitled to exchange their preferred shares into 63 million common shares of the Company at a strike price of $0.5673 per common share.

•

In March 2014, the Company renegotiated for the remaining principal of its $10 million loan from Banque Commerciale du Congo (“BCDC”) to be repayable in monthly installments of $500 compared to the original repayment terms of ten equal monthly installments of $1 million.

•

In May 2014, the Company renegotiated the terms of its $15 million facility with Ecobank to be repayable in four equal quarterly payments commencing May 30, 2015, with the subsequent three quarterly payments occurring in August 2015, November 2015, and February 2016. The Ecobank facility was originally repayable in four equal quarterly payments commencing May 30, 2014.

•

In August 2014, the Company closed a liquidity backstop facility through the private placement of securities comprised of senior secured notes and warrants for gross proceeds of up to $35 million (subsequently increased to $37 million). As of the date of this press release, the Company has drawn the maximum amount available under the facility. A portion of the proceeds from the initial notes issued under the facility were used for the repayment of certain bank loans in the DRC totaling $12.8 million.

(VI) SUBSEQUENT EVENTS

•

In February 2015, the Company signed definitive agreements for two gold forward sale transactions relating to the Twangiza mine and a gold streaming transaction relating to the Namoya mine, providing total gross proceeds to the Company of $100 million. Each of the two forward sale transactions provide for the prepayment by the purchaser of $20 million for its purchase of 22,248 ounces of gold from the Twangiza mine, with the gold deliverable over three years, at 618 ounces per month. The first $20 million forward sale closed on February 27, 2015. The second $20 million forward sale is expected to close in April. The forward sales may be terminated at any time upon payment to the purchaser of a one-time termination amount that would result in the purchaser receiving an internal rate of return of 20%. The terms of the forward sales also include a gold floor price mechanism whereby, if the gold price falls below $1,100 per ounce in any month, additional ounces are deliverable to ensure a realized gold price of $1,100 per ounce for that month. The streaming transaction provides for the payment by the purchaser of a deposit in the amount of $60 million and the delivery to the purchaser over time of 10% of the life-of-mine gold production from the Namoya mine (or any other projects located within 20 kilometres from the current Namoya gold mine). The ongoing payments to Namoya upon delivery of the gold are $150 per ounce. The streaming transaction is expected to close in April 2015.

•

The completion of the second US$20 million Twangiza forward sale and the Namoya streaming transaction is subject to certain amendments being made to the Company's Note Indenture and related Collateral Trust Agreement. These amendments require the consent of the holders of a majority of the aggregate principal amount of the Notes outstanding under the Note Indenture. Pursuant to a consent solicitation process carried out by the Company, the Company received consents from Note holders representing approximately 89% of the outstanding principal amount of the Notes.

•

In March 2015, the Company and Banro Group (Barbados) Limited declared and paid a dividend in relation to the gold linked preferred shares issued in 2013 of $0.57 per Banro Series A Share and Barbados Preferred Share.

OUTLOOK

Banro Guidance	2015
Twangiza (oz), full year	100,000 to 110,000
Namoya (oz)[2], full year including pre-commercial production	90,000 to 100,000

Twangiza cash cost per ounce ($US/oz)[1]	650 to 750
Namoya cash cost per ounce ($US/oz)[1,2]	725 to 825

(1) Cash cost per ounce is a non-GAAP measure. Refer to the non-GAAP measures section of this press release for additional information.
(2) The Namoya ounces include pre-commercial production of 30,000 to 35,000 ounces. Cash cost above only takes into consideration Namoya in commercial production, i.e. H2 2015

In consideration of potentially depressed gold prices in the foreseeable future and the Company’s intent to replace and grow depleted ounces, the Company has developed several key objectives for 2015. These objectives are aimed at increasing gold production while containing costs, and increasing the Company’s Mineral Resources to potentially prolong the life of its mines thereby increasing shareholder value. These objectives include:

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Completing the installation and commissioning of the agglomeration drum at the Namoya Mine in the first quarter of 2015 with a target of achieving commercial production early in the third quarter of 2015;

•	Ramp up to steady production at Namoya with a focus on the heap leach operations and utilizing the CIL for enhanced recoveries on higher grade fine ore and improve the quality of heap leach material;
•	Maintain steady state production levels at Twangiza while continuing to optimize the plant and rationalize costs;
•	Mine plan optimization of Twangiza’s current reserves and measured and indicated resources; and
•

Focusing exploration initiatives on identifying high value near-mine targets to enhance near term production and replace Mineral Resources through near-mine delineation drilling at Namoya and Twangiza while undertaking limited, but focused regional exploration at Kamituga and Lugushwa.

The Company’s capital expenditure forecast for 2015 as compared to 2014 is set out below:

Project	2015	Change	2014
	($000's)	(%)	($000's)
Twangiza Mine[1]	19,000	35%	14,026
Namoya Mine[1]	4,000	100%	-
Exploration	5,000	(59%)	12,219

(1) Comprises sustaining capital expenditures for the year.

•

Twangiza capital expenditures forecast for 2015 consist primarily of sustaining capital, including the continued construction of the Tailings Management Facility (“TMF”) and upgrades to the mobile fleet. The capital expenditures for Twangiza in 2014 consisted mainly of sustaining capital relating to the construction of the TMF as well as the completion of the plant expansion project.

•

Namoya capital expenditures forecast for 2015 consists primarily of sustaining capital and does not include pre-commercial operating expenses being capitalized for accounting purposes. The Company will need to refurbish and/or replace elements of the old mining fleet that were purchased to facilitate the construction of the mine, purchase critical spares to provide operational security for the new plant, and continue the scheduled buildup of the walls of the TMF.

•	Exploration expenditures, which are capitalized under the Company’s accounting policy, are expected to decrease by 59% from 2014 expenditures.

TWANGIZA MINE

During the first half of 2014, the Twangiza Mine focused on the completion of the plant expansion project, improving ore delivery and throughput levels in line with the upgraded design capacity of 1.7 Mtpa. Following ore delivery and throughput achievements during the third quarter, whereby 90% of the upgraded design capacity on an annualized rate was achieved, site management’s focus shifted to incremental operational efficiencies. Production during the year included two consecutive quarters of record production as well as numerous record setting months with December 2014 production reaching 11,549 ounces. These operational milestones were a result of the successful plant expansion activities including the ROM Pad sheltered storage which effectively mitigated the adverse impact that the rainfall associated with the wet season has previously had on operating performance.

TWANGIZA MINE	2014	H2 2014	H1 2014	2013	Prior Year
					Change %
Gold sales (oz)	101,225	56,261	44,964	80,497	26%
Gold produced (oz)	98,184	56,616	41,568	82,591	19%
Material mined (t)	3,595,645	1,996,373	1,599,272	4,116,657	(13%)
Ore mined (t)[1]	1,927,744	1,146,144	781,600	1,758,972	10%
Valley fill mined (t)	49,854	-	49,854	-	100%
Waste mined (t)	1,618,047	850,229	767,818	2,357,685	(31%)
Strip ratio (t:t)[2]	0.84	0.74	0.98	1.35	(38%)
Ore milled (t)[1]	1,358,726	765,381	593,345	1,023,981	33%
Head grade (g/t)[3]	2.70	2.80	2.56	2.98	(9%)
Recovery (%)	83.00	81.81	84.59	83.80	(1%)
Cash cost per ounce ($US/oz)[4]	683	605	781	836	(18%)

(1) The difference between ore mined and ore milled is, generally, the result of the stockpiling of lower grade ore.
(2) Strip ratio is calculated as waste mined divided by ore mined.
(3) Head grade refers to the indicated grade of ore milled.
(4) Cash cost per ounce is a non-IFRS measure. Refer to the non-IFRS measures section of this press release for additional information.

In H2 2014, with the completion of the plant expansion activities, Twangiza increased productivity levels towards steady state operations. The steady state operating productivity has allowed Twangiza to reduce cash costs by 23% from $781/oz in H1 2014 to $605/oz in H2 2014. The improved operating results are driven by the ability for the operations to increase mining and milling productivity, a 25% and 29% increase in tonnage, respectively, while maintaining similar gross expenditures. Going forward, Twangiza will continue to focus on achieving incremental efficiencies through process optimization to further enhance the steady state operations.

Gross spending and unit costs for 2014 full year and fourth quarter in comparison to 2013 are as follows:

Mine Operating Costs	(In '000s)				Cost per tonne Milled ($/t)
	2014	Q4 2014	2013	Q4 2013	2014	Q4 2014	2013	Q4 2013
Mining Costs	15,742	4,600	15,039	5,079	11.6	12.4	14.7	18.0
Processing Costs	35,119	9,415	32,479	8,432	25.8	25.4	31.7	29.8
Overhead	19,390	6,298	21,542	6,041	14.3	17.0	21.0	21.4
Inventory Adjustments	(1,103)	(2,997)	(1,755)	(2,173)	(0.8)	(8.1)	(1.7)	(7.7)
Total Mine operating cost	69,148	17,316	67,305	17,379	50.9	46.7	65.7	61.5
Total tonnes milled (tonnes)	1,358,726	370,881	1,023,981	282,831

Gross spending and unit costs for 2014 full year in comparison to 2013 full year are as follows:

Mine Operating Costs	(In '000s)			Cost per tonne Milled ($/t)
						Change
	2014	2013	Change %	2014	2013	%
Mining Costs	15,742	15,039	5%	11.6	14.7	(21%)
Processing Costs	35,119	32,479	8%	25.8	31.7	(19%)
Overhead	19,390	21,542	(10%)	14.3	21.0	(32%)
Inventory Adjustments	(1,103)	(1,755)	(37%)	(0.8)	(1.7)	(53%)
Total Mine operating cost	69,148	67,305	3%	50.9	65.7	(23%)
Total tonnes milled (tonnes)	1,358,726	1,023,981	33%

Mining

A total of 1,027,311 tonnes of material (Q3 2013 – 1,168,875 tonnes) were mined during the three month period ended September 30, 2014. Total ore mined was 589,288 tonnes (Q3 2013 – 494,535 tonnes). The strip ratio for the third quarter of 2014 fell to 0.74 as compared to 1.36 during the corresponding period in 2013 in accordance with the mine schedule which drove the mining cost per tonne milled from $14.9 to $8.7 per tonne.

Processing & Engineering

For the year ended December 31, 2014, the plant at the Twangiza Mine processed 1,358,726 tonnes of ore (2013 – 1,023,981 tonnes), representing a 33% increase over the prior year. Increased throughput levels reduced the processing cost per tonne milled from $31.7 per tonne to $25.9 per tonne or a decrease of 18%. Throughput in the second half of 2014, following the completion of the plant expansion, increased to over 90% of the upgraded design capacity. Improved mill productivity was assisted by dryer weather conditions than the previous year, and dryer material available aided by the new sheltered ROM storage area along with improvements in pre-screening and ore crushing circuits. Recoveries during the year decreased marginally compared to the prior year to an average rate of 83.0% (2013 – 83.8%) driven mainly by the processing of lower head grade ore. With the achievement of design throughput levels following the expansion, site management focus transferred to incremental operational efficiencies to increase throughput on a consistent basis and improve recoveries. The processing costs were $2.7 million higher compared to 2013 as a result of the 33% increase in throughput, partially offset by lower consumption of mill consumables per tonne processed.

Twangiza Plant Optimization and Expansion

The Twangiza plant upgrade was completed at the end of April 2014, expanding the plant throughput capacity to 1.7 Mtpa. The upgrade was commissioned during the second quarter of 2014, enabling the plant throughput to ramp up to over 90% of design throughput. Site management continues to optimize the plant in order to incrementally increase the benefits from upgrade program.

Sustaining Capital Activities

Throughout 2014, project capital at Twangiza totaling $9,945 included plant expansion activities, ROM Pad roofing, mobile mine equipment and the Tailings Management Facility (“TMF”). Capital spending decreased throughout the year as the plant expansion activities were completed including the ROM Pad roofing.

During 2014 and subsequently up to the date of this press release, the following progress was made in the key areas indicated below with respect to sustaining capital activities at the Twangiza Mine:

•	ROM Pad Roofing
The ROM Pad roofing was completed during the third quarter of 2014, successfully mitigating the impact of weather conditions during the wet season in the fourth quarter.

•	TMF

The Phase 3 and 3.5 lifts of the TMF were completed in the third and fourth quarters of 2014, respectively. Due to the impact of adverse weather conditions, limited work on the TMF was carried out during the first four months of the year after which work continued at levels more consistent with management’s plan allowing for the completion of the aforementioned lifts.

Cash Cost and All-in sustaining costs

Cash costs per ounce for the fourth quarter of 2014 were significantly lower than the prior year period, primarily due to increased sales of 7,893 ounces or 37%, due to increased production over the fourth quarter of 2013, while gross spending decreased slightly as a result of achieved operational efficiencies. The all-in sustaining costs decreased from $1,202 in Q4 2013 to $689 per ounce in Q4 2014, mainly due to the lower cash costs as well as contributions from reduced capital expenditures in the fourth quarter of 2014.

Cash Cost per ounce sold	($US/ounce)			($US/ounce)
						Change
	2014	2013	Change %	2014	2013	%
Mining Costs	156	187	(17%)	157	238	(34%)
Processing Costs	347	403	(14%)	322	394	(18%)
Overhead	190	268	(29%)	209	283	(26%)
Inventory Adjustments	(9)	(22)	(59%)	(96)	(102)	(6%)
Total cash costs per ounce	683	836	(18%)	592	813	(27%)
Total ounces sold (ounces)	101,233	80,497	26%	29,272	21,379	37%
All-in sustaining costs per ounce	781	1,067	(27%)	689	1,202	(43%)

NAMOYA - MINE UNDER CONSTRUCTION

During the first half of 2014, Namoya development activity progressed towards the completion of construction of the hybrid plant and the subsequent commissioning. During the hot commissioning activities, the Company identified that the Namoya hybrid CIL/heap leach plant was unable to run at design capacity as the percentage of fine material was found to be higher than expected, and as such, higher than the hybrid plant was designed to process. During the third quarter of 2014, management worked with internal expertise and external consultants in order to evaluate, assess and determine a remediation plan to address the issues identified during the hot commissioning stage and best utilize the Namoya Mine. The Company determined that the most appropriate course of action was the addition of a traditional agglomeration drum to the existing circuit while continuing to evaluate the most optimal manner to utilize the CIL circuit. During the fourth quarter of 2014, a lightly used agglomeration drum was procured and transported into the region with delivery to site occurring in early January 2015. This procurement significantly reduced the time requirements of procuring and shipping a new drum for Namoya which is estimated to have taken in excess of 12 months. Processing continued at Namoya during the procurement process through the stacking of semi-agglomerated material through the addition of cement on the transport conveyors to the stacker.

The agglomeration drum was installed and successfully commissioned at the beginning of February 2015. Stacking levels are expected to increase to up to 190,000 tonnes per month following the ramp up towards commercial production levels.

Mining continued at the Seketi and Mwendamboko pits throughout 2014 comprising 2,745,530 tonnes of material of which 1,103,611 tonnes were ore at a strip ratio of 1.49. Management slowed down mining activities during the third quarter due to a lower achievable feed rate through the wet scrubbing circuit. During the fourth quarter, mining activities returned to levels more consistent with the first two quarters, mining 343,753 tonnes of ore at a strip ratio of 1.08 for total material of 715,012 tonnes. In addition to the continuation of mining activities at more normal levels during the fourth quarter of 2014, the mining fleet began activities for the opening of the Kakula pit for grade control and mining activities in 2015.

Additions to Mine under Construction during 2014 consisted of the completion construction, costs associated with initial commissioning activities, work performed in the determination of the optimal remediation plan as well as pre-commercial operating losses due to the mine operating at levels which are below break-even. There were no significant capital amounts spent on project construction or on the acquisition of new property, plant and equipment in the second half of the year, with the exception of costs associated with the agglomeration drum.

During 2014, the Namoya mine produced 18,282 ounces of gold from a total of 565,350 tonnes of ore, stacked and sprayed on the heap leach pads and processed through the CIL circuit, at an indicated head grade of 2.13 g/t Au. During the fourth quarter of 2014, Namoya produced 8,791 ounces through the stacking of 218,248 tonnes of semi-agglomerated material on the heap leach pads. The CIL circuit was not utilized during the fourth quarter as management’s main focus remained on the heap leach operation. Namoya’s production will continue to benefit incrementally from the increasing stacking rates that are being achieved as the heap leach curve progresses toward steady state operating levels.

EXPLORATION

Consistent with the Company’s focus on cash flow management during the completion of development at Namoya and the expansion activities at Twangiza, exploration work during the year 2014 was comprised of low level exploration and ground maintenance activities in the Twangiza Regional (Mufwa), Kamituga, Lugushwa and Namoya projects. Low level exploration activities included geological mapping, channel and trench sampling, rock chip sampling and limited orientation induced polarization survey works.

To support the Twangiza and Namoya operations, near term exploration will focus on the following:

•	Deliver sufficient drilling to allow mine operations to define a mineable high grade reserve at the Filon B target at Namoya to incorporate incremental ounce production for 2015;
•	Development and execution of the drill program to covert inferred and indicated resources to reserves within the existing open pits;
•	Delineate resources from beneath current open pits for underground mine production; and
•	Delineate resources from identified targets within a 5 kilometres radius of the current operations.

Qualified Person

Daniel K. Bansah, the Company's Head of Projects and Operations and a "qualified person" as such term is defined in National Instrument 43-101, has approved the technical information in this press release.

NON-IFRS MEASURES

Management uses cash cost, all-in sustaining cost, gold margin and EBITDA to monitor financial performance and provide additional information to investors and analysts. These metrics do not have a standard definition under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. As these metrics do not have a standardized meaning, it may not be comparable to similar measures provided by other companies. However, the methodology used by the Company to determine cash cost per ounce is based on a standard developed by the Gold Institute, which was an association which included gold mining organizations, amongst others, from around the world.

The Company defines cash cost, as recommended by the Gold Institute standard, as all direct costs that the Company incurs relating to mine production, transport and refinery costs, general and administrative costs, movement in production inventories and ore stockpiles, less depreciation and depletion. Cash cost per ounce is determined on a sales basis.

Cash Cost	2014	Q4 2014	2013	Q4 2013
	($000's)	($000's)	($000's)	($000's)
Mine operating expenses	96,045	24,782	92,857	23,661
Less: Depletion and depreciation	(26,897)	(7,466)	(25,552)	(6,282)
Total cash costs	69,148	17,316	67,305	17,379
Gold sales (oz)	101,225	29,264	80,497	21,379
Cash cost per ounce ($/oz)	683	592	836	813

The Company defines all-in sustaining costs as all direct costs that the Company incurs relating to mine production, transport and refinery costs, general and administrative costs, movement in production inventories and ore stockpiles, less depreciation and depletion plus all sustaining capital costs (excluding exploration). All-in sustaining cost per ounce is determined on a sales basis.

All-In Sustaining Cost	2014	Q4 2014	2013	Q4 2013
	($000's)	($000's)	($000's)	($000's)
Mine operating expenses	96,045	24,782	92,857	23,661
Less: Depletion and depreciation	(26,897)	(7,466)	(25,552)	(6,282)
Total cash costs	69,148	17,316	67,305	17,379
Sustaining capital	9,945	2,844	18,586	1,838
All-in sustaining cash costs	79,093	20,160	85,891	19,217
Gold sales (oz)	101,225	29,264	80,497	21,379
All-in sustaining cash cost per ounce ($/oz)	781	689	1,067	899

The Company defines gold margin as the difference between the cash cost per ounce disclosed and the average price per ounce of gold sold during the reporting period.

Banro calculates EBITDA as net income or loss for the period excluding: interest, income tax expense, and depreciation and amortization. EBITDA is intended to provide additional information to investors and analysts. It does not have any standardized meaning prescribed by IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. EBITDA excludes the impact of cash costs of financing activities and taxes, and the effects of changes in operating working capital balances, and therefore is not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Other companies may calculate EBITDA differently. A reconciliation between net profit for the period and EBITDA is presented below:

EBITDA	2014	2013	2012
	($000's)	($000's)	($000's)
Net income/(loss)	320	1,630	(4,561)
Interest	17,488	7,061	1,070
Taxes	-	-	-
Depletion and depreciation	26,985	25,603	8,096
EBITDA	44,793	34,294	4,605

Year End 2014 Financial Results Conference Call Information

Banro will host a conference call at 11:00AM EST on April 7, 2015. Please use the following dial in numbers:

Year End 2014 Financial Results Conference Call Information

Toll Free (North America):	+1-877-291-4570
Toronto Local & International:	+1 647-788-4919

Year End 2014 Financial Results Conference Call REPLAY

Toll Free Replay Call (North America):	+1 800-585-8367	Conf ID:	18833539
Toronto Local & International:	+1 416-621-4642	Conf ID:	18833539

The conference call replay will be available from 2:00PM EST on April 7, 2015 until 11:59PM EST on April 21, 2015.

For further information regarding this conference call, please contact Banro Investor Relations or visit the Company website, www.banro.com.

Banro Corporation is a Canadian gold mining company focused on production from the Twangiza mine, which began commercial production September 1, 2012, and completion of its second gold mine at Namoya located approximately 200 kilometres southwest of the Twangiza gold mine. The Company’s longer term objectives include the development of two additional major, wholly-owned gold projects, Lugushwa and Kamituga. The four projects, each of which has a mining license, are located along the 210 kilometre long Twangiza-Namoya gold belt in the South Kivu and Maniema provinces of the Democratic Republic of the Congo (the “DRC”). Led by a proven management team with extensive gold and African experience, the initial focus of the Company is on the mining of oxide material, which has a low capital intensity to develop but also attracts a lower technical and financial risk to the Company. All business activities are followed in a socially and environmentally responsible manner.

Cautionary Note to U.S. Investors

The United States Securities and Exchange Commission (the "SEC") permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. Certain terms are used by the Company, such as "Measured", "Indicated", and "Inferred" "Resources", that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in the Company's Form 20-F Registration Statement, File No. 001-32399, which may be secured from the Company, or from the SEC's website at http://www.sec.gov/edgar.shtml.

Cautionary Note Concerning Mineral Resource and Mineral Reserve Estimates

The Company’s Mineral Resource and Mineral Reserve figures are estimates and no assurances can be given that the indicated levels of gold will be produced. Such estimates are expressions of judgment based on knowledge, mining experience, analysis of drilling results and industry practices. Valid estimates made at a given time may significantly change when new information becomes available. While the Company believes that Mineral Resource and Mineral Reserve estimates are well established, by their nature Mineral Resource and Mineral Reserve estimates are imprecise and depend, to a certain extent, upon statistical inferences which may ultimately prove unreliable.

Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability. There is no certainty that Mineral Resources can be upgraded to Mineral Reserves through continued exploration.

Due to the uncertainty that may be attached to Inferred Mineral Resources, it cannot be assumed that all or any part of an Inferred Mineral Resource will be upgraded to an Indicated or Measured Mineral Resource as a result of continued exploration. Confidence in the estimate is insufficient to allow meaningful application of the technical and economic parameters to enable an evaluation of economic viability worthy of public disclosure (except in certain limited circumstances). Inferred Mineral Resources are excluded from estimates forming the basis of a feasibility study.

Cautionary Note Concerning Forward-Looking Statements

This press release contains forward-looking statements. All statements, other than statements of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future (including, without limitation, statements regarding estimates and/or assumptions in respect of the closing of the Twangiza gold forward sale and Namoya stream transactions, future gold production (including the timing thereof), costs, cash flow and gold recoveries, Mineral Resource and Mineral Reserve estimates, potential Mineral Resources and Mineral Reserves and the Company’s development and exploration plans and objectives) are forward-looking statements. These forward-looking statements reflect the current expectations or beliefs of the Company based on information currently available to the Company. Forward-looking statements are subject to a number of risks and uncertainties that may cause the actual results of the Company to differ materially from those discussed in the forward-looking statements, and even if such actual results are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on the Company. Factors that could cause actual results or events to differ materially from current expectations include, among other things: failure to complete the Twangiza gold forward sale and Namoya stream transactions; uncertainty of estimates of capital and operating costs, production estimates and estimated economic return of the Company’s projects; the possibility that actual circumstances will differ from the estimates and assumptions used in the economic studies of the Company’s projects; failure to establish estimated mineral resources and mineral reserves (the Company’s mineral resource and mineral reserve figures are estimates and no assurance can be given that the intended levels of gold will be produced); fluctuations in gold prices and currency exchange rates; inflation; gold recoveries being less than those indicated by the metallurgical testwork carried out to date (there can be no assurance that gold recoveries in small scale laboratory tests will be duplicated in large tests under on-site conditions or during production); uncertainties relating to the availability and costs of financing needed in the future; changes in equity markets; political developments in the DRC; lack of infrastructure; failure to procure or maintain, or delays in procuring or maintaining, permits and approvals; lack of availability at a reasonable cost or at all, of plants, equipment or labour; inability to attract and retain key management and personnel; changes to regulations affecting the Company's activities; the uncertainties involved in interpreting drilling results and other geological data; and the other risks disclosed under the heading "Risk Factors" and elsewhere in the Company's annual report on Form 20-F dated April 6, 2015 filed on SEDAR at www.sedar.com and EDGAR at www.sec.gov. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement, whether as a result of new information, future events or results or otherwise. Although the Company believes that the assumptions inherent in the forward-looking statements are reasonable, forward-looking statements are not guarantees of future performance and accordingly undue reliance should not be put on such statements due to the inherent uncertainty therein.

For further information, please visit our website at www.banro.com, or contact:
Joel Friedman, Manager, Finance,
+1 (416) 366-3396
+1-800-714-7938, Ext. 3396
info@banro.com